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SEC Mail Processing Section

FEB 28 2018

Washington DC 415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cboe Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 Marshall Drive, Suite 120
(No. and Street)

Lenexa	Kansas	66214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derick Shupe 913-815-7189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

111 S Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Derick Shupe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cboe Trading, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC - State of Kansas
ANGELA SMITH
My Appt. Expires 02-21-22

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cboe Trading, Inc.

(formerly known as Bats Trading, Inc.)

Financial Statements and Supplemental Schedules

(With Report of Independent Registered Public Accounting Firm Thereon)

As of and for the year ended December 31, 2017

Cboe Trading, Inc.

Table of Contents

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
Cboe Trading, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cboe Trading, Inc. (the "Company") as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules,

including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2018

We have served as the Company's auditor since 2017.

Cboe Trading, Inc.
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	11,426,944
Receivables:		
Affiliates		996,149
Noncustomers		121,774
Securities owned, at fair value		493,544
Deferred income taxes, net		120,964
Other assets		29,016
Total assets	$	13,188,391
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	4,065,844
Commitments and contingencies (note 7)		
Stockholder's equity:		
Common stock, $0.01 par value. 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		186,700
Retained earnings		8,935,846
Total stockholder's equity		9,122,547
Total liabilities and stockholder's equity	$	13,188,391

See accompanying notes to financial statements.

Cboe Trading, Inc.

Statement of Income

Year ended December 31, 2017

Revenues:	
Transaction fees	$ 44,372,321
Interest income	4,694
Other	284,791
Total revenues	44,661,806
Expenses:	
Routing charges	32,065,626
Commissions paid to other broker-dealers	2,061,713
Compensation and benefits	770,072
Regulatory fees and expenses	219,563
Other expenses	3,333,397
Total expenses	38,450,371
Income before provision for income taxes	6,211,435
Provision for income taxes	2,542,330
Net income	$ 3,669,105

See accompanying notes to financial statements.

Cboe Trading, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2017

	Common stock		Additional	Retained	Total stockholder's
	Shares	Amount	paid-in capital	earnings	equity
Balance at December 31, 2016	100	$ 1	$ 7,686,700	$ 5,266,741	$ 12,953,442
Distribution to the Parent	—	—	(7,500,000)	—	(7,500,000)
Net income	—	—	—	3,669,105	3,669,105
Balance at December 31, 2017	100	$ 1	$ 186,700	$ 8,935,846	$ 9,122,547

See accompanying notes to financial statements.

Cboe Trading, Inc.
Statement of Cash Flows
Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	3,669,105
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		44,059
Changes in assets and liabilities:		
Receivables from noncustomers		82,531
Securities owned		3,567
Other assets		(4,282)
Accounts payable and accrued expenses		(928,660)
Receivables from and payables to affiliates		(2,132,958)
Net cash provided by operating activities		733,362
Cash flow from financing activity:		
Distribution to the Parent		(7,500,000)
Net cash used in financing activities		(7,500,000)
Decrease in cash and cash equivalents		(6,766,638)
Cash and cash equivalents:		
Beginning of year		18,193,582
End of year	$	11,426,944
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	—

See accompanying notes to financial statements.

(1) Nature of Business

Cboe Trading, Inc. (the Company or Cboe) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer. The sole function of the Company is to route orders to other market centers on behalf of Cboe BZX Exchange, Inc. (BZX), Cboe BYX Exchange, Inc. (BYX), Cboe EDGX Exchange, Inc. (EDGX) and Cboe EDGA Exchange, Inc. (EDGA) (together, the Exchanges), which operate as national stock and option exchanges. Cboe and the Exchanges are wholly owned by Cboe Global Markets, Inc. (the Parent). The Company operates under an exemption from Rule 15c3-3 (k)(2)(ii) and clears all customer transactions through other broker-dealers on a fully disclosed basis.

On February 28, 2017, the Company's then parent was acquired by Cboe Global Markets, Inc. In October 2017, the Company's name was changed from Bats Trading, Inc. to Cboe Trading, Inc.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The financial statements are presented in conformity with generally accepted accounting principles in the United States (GAAP) as established by the Financial Accounting Standards Board (FASB). References to GAAP in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company maintains cash at both various financial institutions and brokerage firms that, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors the institutions and believes that the potential for future loss is remote.

(d) Receivables

Receivables are carried at cost and represent amounts due.

(e) Securities Owned

Securities owned are recorded at fair value. Realized and unrealized gains and losses are included in interest income. Securities owned as of December 31, 2017 consist of U.S. Treasury securities.

(f) Income Taxes

The Company is included in the consolidated federal tax return filed by the Parent. The provision for income taxes is based on income reported for financial statement purposes.

Current taxes and uncertain tax positions are calculated on a pro rata basis within the tax group utilizing currently enacted tax laws and rates.

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes within the statement of income.

(g) Revenue Recognition

As of January 1, 2017, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers - Topic 606* and all subsequent ASUs that modified ASC 606. The Company elected to apply the ASU and all subsequent ASUs retrospectively, and the implementation of the guidance had no material impact on the measurement or recognition of revenue. The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction fees, consisting of fees earned on any share that is routed out to another market center on behalf of the Exchanges, is recognized on a trade date basis. Transaction fees and the corresponding routing charges are recorded on a gross basis in revenues and expenses, as the Company is considered the primary obligor.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Securities owned as of December 31, 2017 consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers, and mature in less than one year from the balance sheet date.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
U.S. Treasury securities	$ 493,544	$ 493,544	$ —	$ —

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of December 31, 2017, requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2017, the Company had net capital of $7,849,709 which was $7,578,653 in excess of its required net capital of $271,056. The ratio of aggregate indebtedness to net capital is 0.5 to 1.

(5) Related Party Transactions

Transaction fees are earned on any share that is routed out to another market center on behalf of the Exchanges. As a result, all transaction fees represent transactions with affiliates.

Before the sale of the Parent company to Cboe Global Markets, the Company incurred $4.6 million of routing charges and port fees with affiliates of stockholders of the former parent. The Company incurred routing charges and connectivity fees with the Exchanges of $0.9 million in the normal course of business. These fees are recorded in other expenses on the statement of income.

The Company has entered into an Administrative Services and Support Agreement with BZX, BYX, EDGX and EDGA. Pursuant to the agreements, BZX, BYX, EDGX and EDGA provide certain shared services to the Company such as accounting, payroll, and regulatory services. Costs for services provided are allocated to the Company from the Exchanges in accordance with the Administrative Services and Support Agreement. The Company settles all activity with the Exchanges through the Parent.

The following table presents the Company's allocation of expenses from the Exchanges for the year ended December 31, 2017:

Compensation and benefits	$ 770,072

Other expenses	1,028,285
	$ 1,798,357

(6) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2017:

Deferred tax assets:	
Start-up costs	$ 7,102
Intangibles	12,283
Unrecognized tax benefits	103,422
Total deferred tax assets	122,807
Deferred tax liabilities:	
Prepaid expenses	1,843
Net deferred tax assets	$ 120,964

Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income. A reconciliation of the unrecognized tax benefits for the year ended December 31, 2017 is as follows:

Balance at December 31, 2016	$ 365,231
Additions for current year tax positions	98,364
Additions for prior year tax positions	37,025
Reductions related to expirations of statute of limitations	(8,482)
Reductions for prior year tax positions	(5,684)
Balance at December 31, 2017	$ 486,454

At December 31, 2017, the Company had $453,636 of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $70,601. Total interest and penalties increased by $29,125 during 2017.

The Company files consolidated federal and state income tax returns with the Parent. Income tax liabilities of the group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2017, the Company recorded a payable to the Parent of $2,347,922 for income tax liabilities. Such payable is included in accounts payable, accrued expenses and other liabilities.

The Company's open tax years are 2011 through 2017. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2015 and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may

result from examinations, if any, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The provision for income taxes for the year ended December 31, 2017 consists of the following:

Current tax expense:	
Federal	$ 1,984,976
State	513,295
Total current income tax expense	2,498,271
Deferred income tax expense (benefit):	
Federal	46,477
State	(2,418)
Total deferred income tax expense	44,059
	$ 2,542,330

The income tax provision differs from the amount of income tax determined by applying the U.S. federal statutory income tax rate to income before provision for income taxes for the year ended December 31, 2017 due to the following:

Provision for income taxes at statutory tax rate	$ 2,173,894
(Decrease) increase in provision for income tax resulting from:	
Domestic production activities deduction	(107,807)
State income taxes, net of federal tax benefit	277,840
Unrecognized tax benefits, net of federal tax benefit	115,975
Impact of federal rate change, net of state tax cost	77,644
Other	4,784
Provision for income taxes	$ 2,542,330

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (H.R. 1) (the "Act"). The Act includes a number of changes in existing tax law impacting businesses including, among other things, a permanent reduction in the corporate income tax rate from 35% to 21%. The rate reduction is effective on January 1, 2018. Under generally accepted accounting principles, net deferred tax assets are required to be revalued during the period in which the new tax legislation is enacted. The Company currently estimates that the revaluation will result in a one-time tax cost of $77,644, which is recorded within the provision for income taxes. The income tax effects of the Act should be considered provisional until the Company files its 2017 US income tax returns.

(7) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and the Financial Industry Regulatory Authority. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact

on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

The Company uses Wedbush Securities, and Morgan Stanley, which are affiliates of stockholders of the Parent, to clear its routed cash equities transactions. Wedbush Securities, and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part of one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade.

The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's routed options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statements for these guarantees.

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2017 through February 26, 2018 which is the date the financial statements were issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2017.

Schedule 1

Cboe Trading, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2017

Total stockholder's equity	$	9,122,547
Less nonallowable assets:		
Receivables		1,117,923
Other assets		149,980
Total nonallowable assets		1,267,903
Net capital before haircuts on securities positions		7,854,644
Less haircuts on U.S. Treasury securities		(4,935)
Net capital		7,849,709
Computation of standard net capital requirement:		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)		271,056
Excess net capital	$	7,578,653
Aggregate indebtedness	$	4,065,844
Ratio of aggregate indebtedness to net capital		0.5 to 1

There were no differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's Part IIA FOCUS Report as of December 31, 2017 as filed on January 25, 2018.

See accompanying report of independent registered public accounting firm.

Schedule 2

Cboe Trading, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

Cboe Trading, Inc.

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Cboe Trading, Inc.

We have reviewed management's statements, included in the accompanying Exemption report, in which (1) Cboe Trading, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2018

Cboe Trading Inc.'s Exemption Report

Cboe Trading, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Cboe Trading, Inc.

I, Derick Shupe, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Financial and Operations Principal

February 26, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cboe Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 Marshall Drive, Suite 120
(No. and Street)

Lenexa	Kansas	66214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derick Shupe 913-815-7189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

111 S Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Derick Shupe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cboe Trading, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC - State of Kansas
ANGELA SMITH
My Appt. Expires 02-21-22

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and the Board of Directors of
Cboe Trading, Inc.

We have performed the procedures enumerated below, which were agreed to by Cboe Trading, Inc. (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

February 26, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2506*********************MIXED AADC 220
67043 FINRA DEC
CBOE TRADING INC
8050 MARSHALL DR STE 120
LENEXA, KS 66214-1572

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lisa Wedel 913.815.7043

2. A. General Assessment (item 2e from page 2) $ 21,542

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,457)

07.20.17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,085

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,085

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,085

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cboe Trading, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 2018.

FINOP, Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 44,661,806
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	30,300,318
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	30,300,318
2d. SIPC Net Operating Revenues	$ 14,361,488
2e. General Assessment @ .0015	$ 21,542
	(to page 1, line 2.A.)